FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                  REPORT OF FOREIGN PRIVATE ISSUER
                PURSUANT TO RULE 13a-16 or 15d-16 OF
                 THE SECURITIES EXCHANGE ACT OF 1934
                          FOR May 25, 2007

                DYNAMOTIVE ENERGY SYSTEMS CORPORATION
        (Exact name of Registrant as specified in its charter)

                           -----------------


                     Suite 230-1700 West 75th Avenue
                             Vancouver, BC
                            Canada V6P 6G2
                            (604) 267-6000
                (Address of principal executive offices)

                           -----------------

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                        FORM 20-F  X    FORM 40-F
                                  ---             ---
     [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the
                   Securities Exchange Act of 1934.]

                              YES         NO  X
                                  ---        ---

    [If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

                               FORM  51-102F3

                            MATERIAL CHANGE REPORT

Item 1   Name and Address of Company
         ---------------------------

         DynaMotive Energy Systems Corporation (the "Issuer")
         230-1700 West 75th Avenue
         Vancouver, BC V6P 6G2

         Tel. (604) 267-6013


Item 2   Date of Material Change
         -----------------------

         May 24, 2007


Item 3   News Release
         ------------

         Issued May 24, 2007 and disseminated via Business Wire.


Item 4   Summary of Material Change
         --------------------------

VANCOUVER, CANADA, May 24, 2007 - Dynamotive Energy Systems Corporation ("Dynamotive") (OTCBB: DYMTF), a leader in biomass-to-biofuel technology, today reported its first quarter 2007 results. For the three months ended March 31, 2007, the company reported a loss of $3.2 million or $0.02 per share, compared with a loss of $3.3 million or $0.03 a share for the same period a year earlier. When stock-based compensation is excluded, Dynamotive's Q1 2007 net loss was $2.4 million, compared with $2.0 million during 2006. The slightly lower loss for the quarter is due mainly to the lower stock based compensation, largely offset by increased activity in most business areas. (All figures are in US dollars.) As at March 31, 2007, the company had cash and cash equivalents of $4.4 million, compared to $11.7 million at March 31, 2006. The lower cash level is mainly due to capital expenditures for building the new, modular intermediate BioOil(R) production plant at Guelph, Ontario, and upgrading the established West Lorne, Ontario, facility.


Item 5   Full Description of Material Change
         -----------------------------------

5.1  Full Description of Material Change

VANCOUVER, CANADA, May 24, 2007 - Dynamotive Energy Systems
Corporation ("Dynamotive") (OTCBB: DYMTF), a leader in biomass-to-biofuel technology, today reported its first quarter 2007 results.

For the three months ended March 31, 2007, the company reported a loss of $3.2 million or $0.02 per share, compared with a loss of $3.3 million or $0.03 a share for the same period a year earlier. When stock-based compensation is excluded, Dynamotive's Q1 2007 net loss was $2.4 million, compared with $2.0 million during 2006. The slightly lower loss for the quarter is due mainly to the lower stock based compensation, largely offset by increased activity in most business areas. (All figures are in US dollars.)

As at March 31, 2007, the company had cash and cash equivalents of $4.4 million, compared to $11.7 million at March 31, 2006. The lower cash level is mainly due to capital expenditures for building the new, modular intermediate BioOil(R) production plant at Guelph, Ontario, and upgrading the established West Lorne, Ontario, facility.

Commenting on the company's activities during the quarter President and CEO Andrew Kingston said: "We continued our steady progress in the first quarter of 2007 with the commissioning of our Guelph plant under way and work on West Lorne accelerating. We have now completed our initial production run of intermediate-grade biofuel - BioOil Plus - at Guelph and we expect to have both plants operational in the third quarter; signalling full commercial operation. Furthermore, our activities in Europe, the U.S., Latin America and China continued at an increased pace, with commercial project prospects in each of these markets.

"Strategically, we continue to have constructive discussions with Mitsubishi, and we are consolidating our partnerships with Consensus Business Group, Evolution Biofuels and Tecna.
Internally, we continue to grow our capabilities in every area of the Dynamotive organization, and our progress can be easily monitored through our website, which we update regularly," continued Kingston.

Outlook

"During the balance of 2007, we expect to achieve key milestones with our existing project opportunities and add to them. Having two plants in operation later this year will give us a strong competitive advantage in the marketplace, demonstrating the production of cellulose-based fuels at commercial levels well ahead of our competitors. We have noted, too, that there has been specific growing interest in fast pyrolysis in the marketplace, as well as an increasing recognition that this technology can co-exist and support ethanol and biodiesel operations," concluded Kingston.

Recent Highlights for 2007.

-Hot commissioning commenced at new Guelph plant, followed by completion of first intermediate-grade BioOil(R) production run May 23.

-Major equipment delivered to West Lorne site as upgrading of plant begins

-Dynamotive announces project for up to six biofuel plants in Argentina, subject to financing

-First Resources Corporation developing partnerships with First
Nations People in Canada

-Dynamotive contracts with Ontario Power Authority for green electricity supply from West Lorne



Summary financial results are presented as follows:
---------------------------------------------------

                         Consolidated Statements of Loss
                       (expressed in 000's of U.S. Dollars)

                                              Three Months Ended
                                                   March 31,
                                                  2007       2006
                                                  $          $
---------------------------------------------------------------------------
EXPENSES

Marketing and business development                346        573

Research and development                          894      1,021

General and administrative                      2,094      1,551

Depreciation and Amortization                      30         23

Interest expense                                   -         269

Exchange (gain) loss                              (17)       (99)
---------------------------------------------------------------------------
Total expenses                                  3,347      3,338


Other (income) and expenses                       (79)       (40)
---------------------------------------------------------------------------
Loss before minority interest                   3,268      3,298


Non-controlling interest                          (29)         -
---------------------------------------------------------------------------
Loss for the Period                             3,239      3,298
===========================================================================

Weighted average number of common shares
outstanding (in thousands)                    177,602    131,906

Loss per Common share
  for the period                                $0.02      $0.03



5.2  Disclosure for Restructuring Transactions

     N/A





Item 6   Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
         ------------------------------------------------------------------

         Not applicable

Item 7   Omitted Information
         -------------------

         Not applicable


Item 8   Executive Officer
         -----------------

         Contact:      Andrew Kingston, President & CEO
         Telephone:   (604) 267-6013

Item 9   Date of Report
         --------------

         May 24, 2007

         DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                          (signed)      "Andrew Kingston"
                                         ----------------
                                         Andrew Kingston
                                         President & CEO

   DYNAMOTIVE ENERGY SYSTEMS CORPORATION   News Release:  May 24, 2007

              DYNAMOTIVE REPORTS 1st QUARTER 2007 RESULTS

VANCOUVER, CANADA, May 24, 2007 - Dynamotive Energy Systems
Corporation ("Dynamotive") (OTCBB: DYMTF), a leader in biomass-to-biofuel technology, today reported its first quarter 2007 results.

For the three months ended March 31, 2007, the company reported a loss of $3.2 million or $0.02 per share, compared with a loss of $3.3 million or $0.03 a share for the same period a year earlier. When stock-based compensation is excluded, Dynamotive's Q1 2007 net loss was $2.4 million, compared with $2.0 million during 2006. The slightly lower loss for the quarter is due mainly to the lower stock based compensation, largely offset by increased activity in most business areas. (All figures are in US dollars.)

As at March 31, 2007, the company had cash and cash equivalents of $4.4 million, compared to $11.7 million at March 31, 2006. The lower cash level is mainly due to capital expenditures for building the new, modular intermediate BioOil(R) production plant at Guelph, Ontario, and upgrading the established West Lorne, Ontario, facility.

Commenting on the company's activities during the quarter President and CEO Andrew Kingston said: "We continued our steady progress in the first quarter of 2007 with the commissioning of our Guelph plant under way and work on West Lorne accelerating. We have now completed our initial production run of intermediate-grade biofuel - BioOil Plus - at Guelph and we expect to have both plants operational in the third quarter; signalling full commercial operation. Furthermore, our activities in Europe, the U.S., Latin America and China continued at an increased pace, with commercial project prospects in each of these markets.

"Strategically, we continue to have constructive discussions with Mitsubishi, and we are consolidating our partnerships with Consensus Business Group, Evolution Biofuels and Tecna. Internally, we continue to grow our capabilities in every area of the Dynamotive organization, and our progress can be easily monitored through our website, which we update regularly," continued Kingston.

Outlook

"During the balance of 2007, we expect to achieve key milestones with our existing project opportunities and add to them. Having two plants in operation later this year will give us a strong competitive advantage in the marketplace, demonstrating the production of cellulose-based fuels at commercial levels well ahead of our competitors. We have noted, too, that there has been specific growing interest in fast pyrolysis in the marketplace, as well as an increasing recognition that this technology can co-exist and support ethanol and biodiesel operations," concluded Kingston.

Recent Highlights for 2007.

-Hot commissioning commenced at new Guelph plant, followed by completion of first intermediate-grade BioOil(R) production run May 23.

-Major equipment delivered to West Lorne site as upgrading of plant
Begins

-Dynamotive announces project for up to six biofuel plants in Argentina, subject to financing

-First Resources Corporation developing partnerships with First Nations People in Canada

-Dynamotive contracts with Ontario Power Authority for green electricity supply from West Lorne


Summary Financial results are presented as follows:
----------------------------------------------------

                         Consolidated Statements of Loss
                       (expressed in 000's of U.S. Dollars)

                                              Three Months Ended
                                                   March 31,
                                                  2007       2006
                                                  $          $
---------------------------------------------------------------------------
EXPENSES

Marketing and business development                346        573

Research and development                          894      1,021

General and administrative                      2,094      1,551

Depreciation and Amortization                      30         23

Interest expense                                   -         269

Exchange (gain) loss                              (17)       (99)
---------------------------------------------------------------------------
Total expenses                                  3,347      3,338


Other (income) and expenses                       (79)       (40)
---------------------------------------------------------------------------
Loss before minority interest                   3,268      3,298


Non-controlling interest                          (29)         -
---------------------------------------------------------------------------
Loss for the Period                             3,239      3,298
===========================================================================

Weighted average number of common shares
outstanding (in thousands)                    177,602    131,906

Loss per Common share
  for the period                                $0.02      $0.03


About Dynamotive
Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA, UK and Argentina. Its carbon/greenhouse gas neutral fast pyrolysis technology uses medium temperatures and oxygen-less conditions to turn dry, waste cellulosic biomass into BioOil for power and heat generation. BioOil can be further converted into vehicle fuels and chemicals. Construction progress at the new Guelph plant and West Lorne's re-construction progress may be seen by viewing photographs regularly posted on the company's website at www.dynamotive.com

Contacts:
Brian Richardson, Chief Financial Officer, 604-267-6004
Nigel Horsley, Executive Director, Communications and Investor Relations, 604-267-6028.
Nathan Neumer, Director, Communications, 604-267-6042


Switchboard (604) 267-6000
Toll Free (North America) 1-877-863-2268
Fax (604) 267-6005

Email: info@dynamotive.com
Website: www.dynamotive.com

Forward Looking Statement
-------------------------
Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements". Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the Company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the Company's disclosure filings with the Securities and Exchange Commission.